Mail Stop 3561

July 20, 2009

Amy Rhoades
Vice President and General Counsel
A.C. Moore Arts & Crafts, Inc.
130 A.C. Moore Drive
Berlin, NJ 08009

> **Re:** **A.C. Moore Arts & Crafts, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 19, 2009**
> **File No. 333-159558**
> **Form 10-K for Fiscal Year Ended January 3, 2009, as Amended**
> **Filed March 13, 2009 and May 4, 2009, Respectively**
> **File No. 000-23157**

Dear Ms. Rhoades:

    We have reviewed your letter dated July 17, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 3, 2009

Item 11. Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

1. We note your response to comment 24 of our letter dated July 14, 2009. Please disclose how the Hay Group selected the retail companies to which your compensation committee compared A.C. Moore, with respect to both the 17 companies identified specifically and the 100 retailers of all types included in the Hay Group's retail industry report.

* * * * *

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Alan H. Lieblich, Esq.
        Katharine E. Berg, Esq.
        Blank Rome LLP
        Facsimile No. (215) 832-5693